Exhibit 99.4 Q4 FY19 MANAGEMENT PRESENTATION 21 May 2019

James Hardie Q4 FY19 Results CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS This Management Presentation contains forward-looking statements. James Hardie Industries plc (the “Company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include: • statements about the Company’s future performance; • projections of the Company’s results of operations or financial condition; • statements regarding the Company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products; • expectations concerning the costs associated with the suspension or closure of operations at any of the Company’s plants and future plans with respect to any such plants; • expectations concerning the costs associated with the significant capital expenditure projects at any of the Company’s plants and future plans with respect to any such projects; • expectations regarding the extension or renewal of the Company’s credit facilities including changes to terms, covenants or ratios; • expectations concerning dividend payments and share buy-backs; • statements concerning the Company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges; • statements regarding tax liabilities and related audits, reviews and proceedings; • statements regarding the possible consequences and/or potential outcome of legal proceedings brought against us and the potential liabilities, if any, associated with such proceedings; • expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims; • expectations concerning the adequacy of the Company’s warranty provisions and estimates for future warranty-related costs; • statements regarding the Company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and • statements about economic conditions, such as changes in the US economic or housing recovery or changes in the market conditions in the Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence. Page 2

James Hardie Q4 FY19 Results CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS (continued) Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. Forward-looking statements are based on the Company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the Company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 21 May 2019, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former Company subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the Company’s financial statements as an asbestos liability; the continuation or termination of the governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the Company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; dependence on customer preference and the concentration of the Company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the Company, or at all; acquisition or sale of businesses and business segments; changes in the Company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; the integration of Fermacell into our business; and all other risks identified in the Company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The Company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the Company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the Company’s current expectations concerning future results, events and conditions. The Company assumes no obligation to update any forward-looking statements or information except as required by law. Page 3

James Hardie Q4 FY19 Results NOTE TO THE READER As of 30 June 2018, the Company changed its reportable operating segments. Previously, the Company reported on four operating segments: (i) North America Fiber Cement, (ii) International Fiber Cement, (iii) Other Businesses, and (iv) Research and Development. As of 30 June 2018, the Company began reporting on five operating segments: (i) North America Fiber Cement, (ii) Asia Pacific Fiber Cement, (iii) Europe Building Products, (iv) Other Businesses, and (v) Research and Development. The significant changes to how certain businesses are reported in the new segment structure are as follows: (i) our European Fiber Cement business, as well as the newly acquired Fermacell business, are now reported as the Europe Building Products segment, and the remaining businesses that were historically reported in the International Fiber Cement segment are now reported in the Asia Pacific Fiber Cement segment. The Company has revised its historical segment information for the fourth quarter and full year ended 31 March 2018 to be consistent with the new reportable segment structure. The change in reportable segments had no effect on the Company's financial position, results of operations or cash flows for the periods presented. Readers are referred to Note 18 of our consolidated financial statements for further information on our segments. Page 4

James Hardie Q4 FY19 Results USE OF NON-GAAP FINANCIAL INFORMATION; AUSTRALIAN EQUIVALENT TERMINOLOGY This Management Presentation includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (US GAAP). These financial measures are designed to provide investors with an alternative method for assessing our performance from on-going operations, capital efficiency and profit generation. Management uses these financial measures for the same purposes. These financial measures include: • Adjusted EBIT; • North America Fiber Cement Segment Adjusted EBIT excluding product line discontinuation; • Europe Building Products Segment Adjusted EBIT excluding costs associated with the acquisition; • Adjusted EBIT margin; • North America Fiber Cement Segment Adjusted EBIT margin excluding product line discontinuation; • Europe Building Products Segment Adjusted EBIT margin excluding costs associated with the acquisition; • Adjusted net operating profit; • Adjusted diluted earnings per share; • Adjusted operating profit before income taxes; • Adjusted income tax expense; • Adjusted effective tax rate; • Adjusted EBITDA; • Adjusted EBITDA excluding Asbestos; • Adjusted selling, general and administrative expenses (“Adjusted SG&A”); and • Adjusted return on capital employed (“Adjusted ROCE”). These financial measures are or may be non-US GAAP financial measures as defined in the rules of the U.S. Securities and Exchange Commission and may exclude or include amounts that are included or excluded, as applicable, in the calculation of the most directly comparable financial measures calculated in accordance with US GAAP. These non-GAAP financial measures should not be considered to be more meaningful than the equivalent US GAAP measure. Management has included such measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and excludes the impact of certain legacy items, such as asbestos adjustments. Additionally, management uses such non-GAAP financial measures for the same purposes. However, these non-GAAP financial measures are not prepared in accordance with US GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. For additional information regarding the non-GAAP financial measures presented in this Management Presentation, including a reconciliation of each non-GAAP financial measure to the equivalent US GAAP measure, see the slide titled “Non-US GAAP Financial Measures” included in the Appendix to this Management Presentation. In addition, this Management Presentation includes financial measures and descriptions that are considered to not be in accordance with US GAAP, but which are consistent with financial measures reported by Australian companies, such as operating profit, EBIT and EBIT margin. Since the Company prepares its Consolidated Financial Statements in accordance with US GAAP, the Company provides investors with a table and definitions presenting cross-references between each US GAAP financial measure used in the Company’s Consolidated Financial Statements to the equivalent non-US GAAP financial measure used in this Management Presentation. See the section titled “Non-US GAAP Financial Measures” included in the Appendix to this Management Presentation. Page 5

James Hardie Q4 FY19 Results AGENDA • Group Operating Review Dr Jack Truong, CEO • Financial Review Matt Marsh, EVP and CFO • Strategy Update Dr Jack Truong, CEO • Questions and Answers Page 6

• Xxx • Xxx GROUP OPERATING REVIEW – DR JACK TRUONG, CEO

James Hardie Q4 FY19 Results FY19 GROUP RESULTS OVERVIEW • North America delivered improved PDG, albeit below our expectations • Australia and Philippines continue to lead the way in gaining growth above market • European segment met our expectations • Input cost environment remained challenging, and we are focused on lean manufacturing • Disciplined capital allocation • Windows business shut-down 1 Excludes product line discontinuation expenses, asbestos related expenses and adjustments, and acquisition costs incurred prior to the close of Fermacell 2 Excludes product line discontinuation expenses, asbestos related expenses and adjustments, tax adjustments, loss on early debt extinguishment, and acquisition costs incurred prior to the close of Fermacell Page 8

James Hardie Q4 FY19 Results FY19 NORTH AMERICA SUMMARY Q4'19 FY19 • Housing market demand was soft in 2H of the fiscal 593.3 mmsf 2,308.1 mmsf year Sales Volume 1% 3% • Exteriors business grew above market, showing improvement from prior year (volume up 4.7% in US$422.0 M US$1,676.9 M Net Sales FY19) 3% 6% • Continued soft performance in Interiors (volume 1 US$95.1 M US$387.9 M down 4.4% in FY19) EBIT Excluding 8% 2% • EBIT Margin Excluding 1 within our target range EBIT Margin 22.5% 23.1 % despite significant inflationary trends across key input Excluding 1 2.7 pts 1.1 pts costs 1 Excludes product line discontinuation expenses • Commercial transformation and implementation of lean manufacturing underway Page 9

James Hardie Q4 FY19 Results FY19 APAC SUMMARY Q4'19 FY19 • Continued to deliver excellent top line results in a 129.9 mmsf 546.1 mmsf softening market Sales Volume 7% 10% • Particularly strong volume growth in Australia and A$143.6 M A$612.2 M Net Sales the Philippines 7% 11% • Continued gains in market and category share A$28.8 M A$136.5 M EBIT 14% 2% • EBIT and EBIT Margin significantly impacted by 20.1% 22.3 % input cost inflation EBIT Margin 4.9 pts 3.1 pts Page 10

James Hardie Q4 FY19 Results FY19 EUROPE SUMMARY • Good top line growth; up 7% in Euros • Integration on track • Good traction repositioning fiber cement for growth • EBIT Margin Excluding 2 in line with expectations 1 The unaudited pro forma information presents the results of operations of the Company as if the Fermacell acquisition and related financing was completed on 1 April 2017 2 Excludes transaction & integration costs and inventory fair value adjustment in FY19 Page 11

FINANCIAL REVIEW – MATT MARSH, EVP AND CFO Page 12

James Hardie Q4 FY19 Results KEY FINANCIAL MESSAGES • Good and disciplined financial performance in an inflationary market • North America Fiber Cement exteriors business continued to grow above our addressable market • Market penetration and category share gains in Asia Pacific Fiber Cement segment • Fermacell included in financial results for the full year and performing as expected • Exited Windows business • FY19 Adjusted NOPAT of US$300.5 million • Capital expenditure of US$301.1 million primarily consisting of capacity expansion • Second half dividend declared of 26 cents per share Page 13

James Hardie Q4 FY19 Results RESULTS – 4TH QUARTER FY19 Net sales increased 19%, US$98.9 million Three Months Ended 31 March • The acquired Fermacell business in Europe US$ Millions Q4'19 Q4'18 % Change contributed net sales of US$89.9 million Net sales 624.8 525.9 19 • Higher average net sales price and volumes in the North America Fiber Cement segment Gross profit 210.6 191.1 10 • Higher volumes in the Asia Pacific Fiber EBIT 22.7 (95.8) Cement segment Net operating 0.8 (57.6) profit (loss) Gross profit increased 10%, gross margin % down 260bps Adjusted EBIT 1 100.0 103.0 (3) Adjusted net operating profit 2 decreased 9% Adjusted Net 73.8 81.1 (9) Operating Profit 2 • North America Fiber Cement and Asia Pacific Fiber Cement segments EBIT decreased 8% and 22%, respectively 1 Excludes product line discontinuation expenses, asbestos related expenses and adjustments, and acquisition costs incurred prior to the close of Fermacell 2 Excludes product line discontinuation expenses, asbestos related expenses and adjustments, tax adjustments, loss on early debt extinguishment, and acquisition costs incurred prior to the close of Fermacell Page 14

James Hardie Q4 FY19 Results

# RESULTS – FULL YEAR FY19

| Full Year Ended 31 March | | | |
|---|---|---|---|
| **US$ Millions** | **FY19** | **FY18** | **% Change** |
| Net sales | 2,506.6 | 2,054.5 | 22 |
| Gross profit | 831.0 | 730.2 | 14 |
| EBIT | 351.6 | 229.2 | 53 |
| Net operating profit | 228.8 | 146.1 | 57 |
| | | | |
| Adjusted EBIT [1] | 404.6 | 397.5 | 2 |
| Adjusted net operating profit [2] | 300.5 | 291.3 | 3 |

[1] *Excludes product line discontinuation expenses, asbestos related expenses and adjustments, and acquisition costs incurred prior to the close of Fermacell*

[2] *Excludes product line discontinuation expenses, asbestos related expenses and adjustments, tax adjustments, loss on early debt extinguishment, and acquisition costs incurred prior to the close of Fermacell*

[3] *Excludes product line discontinuation expenses*

**Net sales increased 22%, US$452.1 million**

- The acquired Fermacell business in Europe contributed net sales of US$332.5 million
- Higher average net sales price and volumes in the North America Fiber Cement segment
- Higher volumes in the Asia Pacific Fiber Cement segment

**Gross profit increased 14%, gross margin down 230bps**

**Adjusted net operating profit[2] increased US$9.2 million**

- Europe Building Products EBIT and North America Fiber Cement segment EBIT Excluding[3] increased

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James Hardie Q4 FY19 Results

# NORTH AMERICA FIBER CEMENT SUMMARY

| | Q4'19 | FY19 |
|---|---|---|
| Sales Volume | 593.3 mmsf<br>↑ 1% | 2,308.1 mmsf<br>↑ 3% |
| Net Sales | US$422.0M<br>↑ 3% | US$1,676.9M<br>↑ 6% |
| Average Price | US$704 per msf<br>↑ 2% | US$718 per msf<br>↑ 3% |
| EBIT | US$95.1M<br>↓ 8% | US$382.5M<br>FLAT |
| EBIT Excluding[1] | US$95.1M<br>↓ 8% | US$387.9M<br>↑ 2% |

[1] *Excludes product line discontinuation expenses of US$5.4 million for the full year FY19*

## Volume

- Slightly positive PDG in exteriors, but below our expectations
  - Exteriors volumes +3.5% for Q4 and +4.7% for FY19
- Decline in interiors
  - Interiors volumes -9.6% for Q4 and -4.4% for FY19

## Price

- Favorably impacted by annual change in strategic pricing
- Quarter price partially offset by tactical pricing

## EBIT Excluding[1]

- Q4 FY19 decrease driven by:
  - Higher input costs and unfavorable plant performance
  - Partially offset by a higher average net sales price
- Full year increase driven by:
  - Higher volume and average net sales price
  - Partially offset by higher input costs, higher freight costs and higher SG&A expenses

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James Hardie Q4 FY19 Results NORTH AMERICA FIBER CEMENT Quarterly EBIT and EBIT Margin Excluding 1 120 30 100 25 80 20 1 US$M 60 15 1 EBIT 40 10 EBIT Margin 20 5 0 0 FY14 FY15 FY16 FY17 FY18 FY19 EBIT EBIT/Sales FY19 EBIT Margin Excluding 1 % remains within our target range, but down 110 bps to 23.1% compared to pcp 1 Excludes product line discontinuation expenses of US$5.4 million in Q2 FY19 Page 17

James Hardie Q4 FY19 Results

# NORTH AMERICA INPUT COSTS


Quarterly US Input Costs
Pulp Prices ($)
1,600
1,400
1,200
1,000
800
600
400
200
0
Cement, Gas, Electric and Freight Prices ($)
10
9
8
7
6
5
4
3
2
1
0
Q3'17
Q4'17
Q1'18
Q2'18
Q3'18
Q4'18
Q1'19
Q2'19
Q3'19
Q4'19
PULP
GAS
ELECTRIC
CEMENT
FREIGHT

- The price of NBSK pulp **up** 12% compared to pcp
- Gas prices **up** 5% compared to pcp
- Cement prices **up** 3% compared to pcp
- Electric prices ***flat*** compared to pcp
- Freight prices **down** 3% compared to pcp

***The information underlying the table above is sourced as follows:***

- *Pulp – Cost per ton – from RISI*
- *Gas – Cost per thousand cubic feet for industrial users – from US Energy Information Administration*
- *Electric – Cost per thousand kilowatt hour for industrial users – from US Energy Information Administration*
- *Cement – Relative index from the Bureau of Labor Statistics*
- *Freight – Cost per mile – from Dial-a-Truck Solutions*
- *Gas and Electric prices for current quarter are based on prior quarter actuals*

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James Hardie Q4 FY19 Results

# ASIA PACIFIC FIBER CEMENT SUMMARY

| | Q4'19 | FY19 |
|---|---|---|
| Sales Volume | 129.9 mmsf ↑ 7% | 546.1 mmsf ↑ 10% |
| Net Sales | A$143.6M ↑ 7% | A$612.2M ↑ 11% |
| Average Price | A$984 per msf ↑ 1% | A$992 per msf ↑ 1% |
| US$ EBIT | US$20.5M ↓ 22% | US$99.8M ↓ 8% |
| A$ EBIT | A$28.8M ↓ 14% | A$136.5M ↓ 2% |

**Volume**

- Strong volume growth above market index in Australia and Philippines
- Market penetration and category share gains, despite a softening market

**EBIT**

- Higher net sales and strong volume performance
- Inflationary input cost environment
- Segment results in US dollars impacted by unfavorable foreign exchange rate movements

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James Hardie Q4 FY19 Results ASIA PACIFIC FIBER CEMENT (LOCAL CURRENCY) Australia • Market penetration and category share gains • EBIT for the full year favorably impacted by higher net sales and favorable plant performance, partially offset by higher input costs New Zealand • Favorably impacted by higher sales volume • EBIT compressed by unfavorable plant performance and higher input costs Philippines • Volume increase driven by market penetration • EBIT unfavorably impacted by higher input costs, non-recurring operating costs, and start up costs. Page 20

James Hardie Q4 FY19 Results EUROPE BUILDING PRODUCTS SUMMARY 1 Volume • Increase driven by acquisition of Fermacell Price • Decrease due to product mix • Fiber gypsum has a lower average net sales price compared to Fiber Cement Net Sales • Net sales in Euros increased 7% for the quarter and full year, on a pro-forma basis EBIT • EBIT includes: • €3.5 million and €18.4 million of transaction and integration costs for Q4 FY19 and FY19, respectively • €6.2 million inventory fair value adjustment in FY19 • EBIT Margin Excluding 2 of 11.3% and 10.6% for the quarter and full year, respectively 1 Includes European Fiber Cement business, as well as Fermacell 2 Excludes transaction & integration costs and inventory fair value adjustment Page 21

James Hardie Q4 FY19 Results

# OTHER BUSINESSES SEGMENT EBIT


Other Businesses
US$ Millions
(35)
(30)
(25)
(20)
(15)
(10)
(5)
0
(2.0)
(6.7)
(2.8)
(8.6)
(4.4)
(30.9)
FY17
FY18
FY19
Q4 EBIT
Full Year

- **Decision made to exit Windows business**
  - Shutdown fiberglass windows business
  - Sold our fiberglass pultrusion portion of the business in the first quarter of fiscal year 2020
- **Product line discontinuation expenses** totaling US$3.5 million and US$24.1 million for Q4 FY19 and FY19, respectively
  - Impairment costs of US$12.9 million for FY19
  - Inventory adjustments of US$8.5 million for FY19
  - Other related closure costs of US$2.7 million for FY19

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James Hardie Q4 FY19 Results

# PRODUCT LINE DISCONTINUATION EXPENSES[1]

| US$ Millions | Q1'19 | Q2'19 | Q3'19 | Q4'19 | Full Year FY19 |
|---|---|---|---|---|---|
| **North America Fiber Cement segment:** | | | | | |
| Discontinuation of MCT | $ - | $ 3.6 | $ - | $ - | $ 3.6 |
| Discontinuation of certain ColorPlus® color palettes | - | 1.8 | - | - | 1.8 |
| **Other Businesses segment:** | | | | | |
| Discontinuation of Windows Business | - | 15.8 | 4.8 | 3.5 | 24.1 |
| **Total product line discontinuation expenses** | **$ -** | **$ 21.2** | **$ 4.8** | **$ 3.5** | **$ 29.5** |

## North America Fiber Cement Segment

- In Q2'FY19 we made the decision to discontinue our MCT product line and certain ColorPlus® color palettes

## Other Businesses Segment

- In Q2'FY19 we decided to exit our Windows business
  - Fiberglass pultrusion business; and
  - Fiberglass windows assembly business
- In Q3'FY19 we shutdown fiberglass windows assembly business; production ceased
- In Q1'FY20 we sold our fiberglass pultrusion portion of the business

[1] *Excluded from Adjusted EBIT and Adjusted net operating profit*

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James Hardie Q4 FY19 Results SEGMENT EBIT – 4TH QUARTER FY19 Research and Development R&D (35) (30) (29.0) • On strategy to invest ~2-3% of net sales (25.5) (27.8) (25) (20) (15) (10) (7.3) US$ US$ Millions (7.2) (7.1) (5) 0 FY17 FY18 FY19 Q4 EBIT Full Year General Corporate Costs General Corporate Costs 1 • Quarter decrease driven by a favorable settlement related (70) (56.4) (57.3) (60) (52.5) to New Zealand weathertightness claims (50) (40) • Full year increase driven by: (30) (20) (16.3) • Non-recurring gain of US$3.4 million in the prior year from US$ US$ Millions (13.4) (14.7) (10) the sale of a storage building near our Fontana facility 0 FY17 FY18 FY19 • New Zealand weathertightness claims of US$3.3 million Q4 EBIT Full Year 1 Excludes asbestos related expenses and adjustments, and acquisition costs • Partially offset by lower stock compensation expenses and incurred prior to the close of Fermacell favorable movements in recognized foreign exchange gains Page 24

James Hardie Q4 FY19 Results

# INCOME TAX

| Three Months and Full Year Ended 31 March | | | | |
|---|---|---|---|---|
| **US$ Millions** | **Q4'19** | **Q4'18** | **FY19** | **FY18** |
| Operating profit (loss) before taxes | 9.4 | (103.2) | 300.6 | 174.3 |
| Asbestos adjustments[1] | 73.3 | 192.6 | 21.5 | 156.4 |
| Fermacell acquisition costs | - | 5.3 | - | 10.0 |
| Product line discontinuation | 3.5 | - | 29.5 | - |
| Loss on early debt extinguishment | - | - | 1.0 | 26.1 |
| **Adjusted operating profit before income taxes** | **86.2** | **94.7** | **352.6** | **366.8** |
| Adjusted income tax expense[2] | (12.4) | (13.6) | (52.1) | (75.5) |
| **Adjusted effective tax rate** | **14.4%** | **14.4%** | **14.8%** | **20.6%** |
| Income tax (expense) benefit | (8.6) | 45.6 | (71.8) | (28.2) |
| Income taxes paid | | | 26.3 | 49.1 |
| Income taxes payable[3] | | | 38.6 | 29.1 |

## 14.8% adjusted effective tax rate for the full year

- Decrease in adjusted income tax expense driven by adjustments related to the ongoing accounting treatment of amortization of intangible assets, and a reduction in the US statutory corporate tax rate
- Income taxes are not currently paid or payable in Australia due to tax losses. Australian tax losses primarily result from deductions relating to contributions to AICF

*[1] Includes asbestos adjustments, AICF SG&A expenses and net AICF interest income*
*[2] Includes tax adjustments related to asbestos, the amortization benefit of certain US intangible assets and other tax adjustments*
*[3] Includes non-current US income taxes payable of US$25.2 million as of 31 March 2019 related to the deemed repatriation promulgated by the US Tax Cuts and Jobs Act and will be paid in annual installments through FY25*

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James Hardie Q4 FY19 Results CASH FLOWS 1 Decrease in net operating cash flow • Decrease in other assets and liabilities as well as income tax payable 1 • Net cash outflow due to working capital • Increase in net income adjusted for non-cash items Higher investing activities • Acquisition of Fermacell in Europe • Increase in capacity expansion related capital expenditures Cash provided by financing activities • Driven by higher proceeds from unsecured notes and senior notes • No NSW loan repayment by AICF in the current year 1 Derived from supplementary statement of cash flow 2 Excludes AP related to capital expenditures 3 Includes capitalized interest 4 Distinct from the term defined by the AFFA for purposes of calculating our annual contribution to AICF Page 26

James Hardie Q4 FY19 Results

# CAPITAL EXPENDITURES


CAPEX Spend
US$ Millions
90
80
70
60
50
40
30
20
10
0
Q1 FY18
Q2 FY18
Q3 FY18
Q4 FY18
Q1 FY19
Q2 FY19
Q3 FY19
Q4 FY19
Capacity
Maintenance & Other

## YTD CAPEX spend of US$301.1 million increased US$97.4 million compared to pcp

- **North America capacity projects**
  - Continued start-up of Tacoma greenfield expansion
  - Continued construction of our Prattville facility
  - Continued expansion within our ColorPlus® product line
- **Asia Pacific capacity projects**
  - Completed start-up of additional Philippines capacity
  - Continued Carole Park brownfield expansion project

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James Hardie Q4 FY19 Results FINANCIAL MANAGEMENT FRAMEWORK Strong Financial Management Disciplined Capital Allocation Liquidity and Funding • Strong margins and operating cash flows • Invest in R&D and capacity expansion to • Conservative leveraging of balance sheet support organic growth at a target within 1-2 times Adjusted • Strong governance and transparency EBITDA excluding asbestos. • Maintain ordinary dividends within the • Investment-grade financial management defined payout ratio • US$500 million unsecured revolving credit facility; • Flexibility for: • US$800m senior unsecured notes • Cyclical market volatility at Q4 FY19; • Accretive and strategic inorganic • €400m (US$449.4m) senior opportunities or further shareholder unsecured notes at Q4 FY19; returns, when appropriate • At Q4 FY19, total debt had a weighted average maturity of 6.3 Moody’s S&P Fitch years and weighted average rate Ba1 BB BBB- of 4.4% affirmed Sept’18 affirmed Mar’19 affirmed Mar’19 outlook stable outlook stable outlook stable Financial management consistent with investment grade credit Ability to withstand market cycles and other unanticipated events Page 28

James Hardie Q4 FY19 Results

# LIQUIDITY PROFILE AT 31 MARCH 2019


Debt Profile
Millions
US$250[1]
US$500
€400/
US$457[2]
US$800
US$150
€400/
US$457[2]
US$800
Available Facilities
Outstanding Debt
US Senior Notes
EUR Senior Notes
Bank Facilities
Accordion

[1] *Incremental liquidity of up to US$250 million may be accessed via an accordion feature, which is provided for under the terms of the syndicated revolving credit facility agreement, but not credit approved*

[2] *Based on exchange rate as of 31 March 2019*

[3] *Includes debt issuance costs (US$19.1 million)*

## Strong balance sheet

- US$78.7 million cash
- US$1,301.6 million net debt[3]
- US$340.5 million available on revolving credit facility

## Corporate debt structure

- **US$400 million** 4.75% senior unsecured notes **maturing 2025**
- **US$400 million** 5.00% senior unsecured notes **maturing 2028**
- **€400 million** (US$457.2)[2] 3.625 % senior unsecured notes, **maturing 2026**
- **US$500 million** unsecured revolving credit facility, **maturing 2022**

## Leverage strategy

- ~2.4x net debt to Adjusted EBITDA excluding asbestos; temporarily outside of the 1-2x leverage target range

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James Hardie Q4 FY19 Results ASBESTOS COMPENSATION KEY POINTS • Updated actuarial report completed as at 31 March 2019 • Undiscounted and uninflated estimate decreased to A$1,400 million from A$1,443 million • Decrease in central estimate of A$43.1 million • Decrease due to net cash outflows of A$142.8 million • Partially offset by an increase in the actuarial estimate • Total contributions of A$138.4 million (US$103.0 million) were made during FY2019 from our FY2018 free cash flow • From the time AICF was established in February 2007, we have contributed approximately A$1,193 million to the fund • We anticipate that we will make a further contribution of approximately US$100.9 million to AICF on 1 July 2019 • This amount represents 35% of our free cash flows for fiscal year 2019, as defined by the AFFA Page 30

James Hardie Q4 FY19 Results

# ASBESTOS CLAIMS DATA


Claims Received
133
144
129
568
576
562
Q4'19 Actuals
Q4'19 Actuarial Estimates
Q4'18 Actuals
FY19 Actuals
FY19 Actuarial Estimates
FY18 Actuals


Average Claim Settlement (A$)[1]
219,000
290,000
231,000
262,000
290,000
253,000
Q4'19 Actuals
Q4'19 Actuarial Estimates
Q4'18 Actuals
FY19 Actuals
FY19 Actuarial Estimates
FY18 Actuals

- Full year claims received were 8% below actuarial estimates
- Full year claims received were 1% higher, compared to pcp
- Claims reporting during the full year for mesothelioma:
  - 4% lower than actuarial estimates
  - 5% lower than pcp
- Average claim settlement for the full year was 24% below actuarial estimates:
  - Average claim settlement sizes for most disease types, including mesothelioma for most age groups
  - Largely attributable to lower average claim settlement for non-mesothelioma claims

[1] *Average claim settlement is derived as the total amount paid divided by the number of non-nil claims*

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James Hardie Q4 FY19 Results SUMMARY • Good and disciplined financial performance in an inflationary market • Higher net sales in North America Fiber Cement and Asia Pacific Fiber Cement segments • Market penetration and category share gains in our Asia Pacific Fiber Cement segment • Positive first year results from our Europe Building Products segment • Disciplined capital allocation within a strong financial management framework 1 Excludes product line discontinuation costs, asbestos adjustments, tax adjustments, loss on early debt extinguishment, and acquisition costs incurred prior to the close of Fermacell 2 Excludes product line discontinuation costs, asbestos adjustments and acquisition costs incurred prior to the close of Fermacell Page 32

STRATEGY UPDATE – DR JACK TRUONG, CEO Contents are confidential and subject to disclosure and insider trading considerations

James Hardie Q4 FY19 Results LONG TERM VALUE CREATION North America • 35/90 with strong returns (20-25% EBIT margin) Europe • €1 billion business with 20+% EBIT margin APAC • Deliver growth above market with strong returns (20-25% EBIT margin) Page 34

James Hardie Q4 FY19 Results STRATEGIC PRIORITIES : FY20 – FY22 North America Europe Asia Pacific 1 Accelerate Exteriors Growth 1 Gain market traction 1 Continue to drive growth • current fiber cement above market • new, for Europe, fiber cement 2 Drive Lean Transformation 2 Continue to drive fiber 2 Continue to drive Lean across all ten plants gypsum market penetration manufacturing across all four plants 3 Re-establish Interiors as a 3 Continue to unlock existing Growth Business manufacturing capacity in all five plants Page 35

James Hardie Q4 FY19 Results NA : LEAN TRANSFORMATION - UPDATE • Lean transformation is off to a strong start US$100 Million • Employee Engagement is high in Cost Out Savings Over • Standards implemented across all plants Three Years FY20 – FY22 • Hardie Manufacturing Operating System (HMOS) implemented in three plants North America - Cost to Manufacture per msf 1 • Drive lean culture throughout manufacturing organization • Key Focus areas Roll Throughput Yield Net available hours Lower cost per square foot FY19 Current 1 Excludes fixed costs and outbound freight Page 36

James Hardie Q4 FY19 Results NA : ACCELERATE EXTERIORS GROWTH - UPDATE Win With Color Statement & Dream Collections launched Manufacturing scaling up Partnering with channel to ensure Statement stocking positions are in place Cost optimization underway Statement Collection and Dream Collection homes in Nashville, Tennesse e Commercial Transformation Pull & Push are both required to deliver PDG growth targets, consistently Easier to do business with Sales team structure in place Key leaders and talent added Statement Collection of homes in Boston, Massachusetts Page 37

James Hardie Q4 FY19 Results

# EUROPE : TOP LINE GROWTH - UPDATE

Sales synergy of Fiber Cement Exteriors with Fiber Gypsum Interiors

Launch of Hardie Windbreaker, our first new Fiber Cement product introduction for Europe

- New Zealand – original product innovation
- Europe – market development
- US R&D – product innovation and adaptation specific to European market
- US manufacturing



HardiePanel fiber cement - exterior of Kindergarten in Brittany, France


Hardie
Windbreaker
James Hardie
Cladding

Digital rendering of European home construction



Fermacell fiber gypsum - interior of Kindergarten in Brittany, France

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James Hardie Q4 FY19 Results FY20 KEY ASSUMPTIONS & MARKET OUTLOOK North America Europe Asia Pacific Modest growth in the US Slight housing market growth Addressable housing market housing market in FY20 across addressable market in Australia to decrease in FY20 US Residential Housing starts Introduction of new fiber forecast between 1.2 and 1.3 cement products for Europe APAC volume: 3-5% growth million above the market EBIT Margin accretion 2 EBIT Margin in the top half of EBIT Margin in the top half of our stated range of 20 to 25% 1 our stated range of 20 to 25% 3 Exteriors volume: 3-5% PDG 1 Expectation is based upon the Company continuing to improve operating performance in our plants, higher net average sales price and mix, continued inflation for input costs and modest underlying housing growth. 2 Expectation is based upon the Company continuing to improve operating performance in our plants and slight underlying housing growth. 3 Expectation is based upon the Company continuing to improve operating performance in our plants, higher net average sales price and mix, continued inflation for input costs and volume growth above a decreasing addressable housing market. Page 39

QUESTIONS Contents are confidential and subject to disclosure and insider trading considerations

APPENDIX

James Hardie Q4 FY19 Results NORTH AMERICA FIBER CEMENT VOLUME 700 10% 8% 600 6% 500 4% 2% 400 % Growth 0% -2% MMSF 300 -4% 200 -6% -8% 100 -10% 0 -12% Q1'18 Q2'18 Q3'18 Q4'18 Q1'19 Q2'19 Q3'19 Q4'19 Interiors Exteriors Interior Growth (%Δpcp) Exterior Growth (%Δpcp) • Volume increased 3.5% and 4.7% for the quarter and full year, respectively, compared to pcp • Focus is on transforming our commercial strategy and delivering higher PDG Exteriors • Volume decreased 9.6% and 4.4% for the quarter and full year, respectively, compared to pcp Interiors Page 42

James Hardie Q4 FY19 Results NORTH AMERICA FIBER CEMENT Top Line Growth 1 750 Average Net Sales Price 3,000 718 $1,600 698 2,500 700 2,000 $1,200 666 669 665 1,500 650 641 $800 1,000 Revenue(US$M) US$ per MSF per US$ $400 500 600 Starts Units) (000s (mmsf), Volume JH FY14 FY15 FY16 FY17 FY18 FY19 0 $0 JH Volume Housing Starts JH Revenue • FY19 strategic price increase effective April 2018 • Softer market conditions remain across most • Overall, satisfied with price positioning geographies and customer segments 1 Rolling 12 month average of seasonally adjusted estimate of housing starts by US Census Bureau Page 43

James Hardie Q4 FY19 Results TRANSLATION IMPACT ON CONSOLIDATED RESULTS 0.80 0.70 AUD/USD Rate Exchange 0.60 31 Mar 17 30 Jun 17 30 Sep 17 31 Dec 17 31 Mar 18 30 Jun 18 30 Sep 18 31 Dec 18 31 Mar 19 Excluding Translation 2 As Reported Translation Impact Impact 1 % Change Q4 FY19 FY19 Q4 FY19 FY19 Q4 FY19 FY19 Net Sales ttt 19% ttt 22% ttt 22% ttt 23% uuu 3% uuu 1% Gross Profit ttt 10% ttt 14% ttt 12% ttt 15% uuu 2% uuu 1% Adjusted EBIT uuu 3% ttt 2% uuu 3% ttt 2% - - Adjusted net operating profit uuu 9% ttt 3% uuu 9% ttt 3% - - 1 As reported Q4 FY19 and full year FY19 figures converted using Q4 FY18 and full year FY18 average exchange rates, respectively 2 Reflects the difference between Q4 FY19 As Reported and Q4 FY19 using Q4 FY18 average exchange rates, as well as the difference between full year FY19 As Reported and full year FY19 using full year FY18 average exchange rates Page 44

James Hardie Q4 FY19 Results ASIA PACIFIC FIBER CEMENT RESULTS AUD vs USD Three Months and Full Year Ended 31 March Q4'19 Full Year FY19 Results in Results in Impact of Results in Results in Impact of AUD USD FX AUD USD FX Averge net sales price per unit +1% -9% -10% +1% -5% -6% (per msf) Net sales +7% -3% -10% +11% +5% -6% Gross profit -7% -16% -9% FLAT -6% -6% EBIT -14% -22% -8% -2% -8% -6% Page 45

James Hardie Q4 FY19 Results EUROPE BUILDING PRODUCTS PRO FORMA 1 Q4'19 Full Year FY19 US$98.7 M US$368.3 M Net Sales 1% 1 6% 1 US$11.2 M US$39.1 M EBIT Excluding 2 15% 35% EBIT Margin Excluding 2 11.3% 10.6% Net sales decreased 1% and increased 6% for the quarter and full year, respectively, on a pro-forma basis compared to pcp 1 The unaudited pro forma information presents the results of operations of the Company as if the Fermacell acquisition and related financing was completed on 1 April 2017. The unaudited pro forma excludes transaction and integration costs of US$4.1 million and US$21.8 million for the quarter and full year, respectively, and the US$7.3 million inventory fair value adjustment in full year FY19 2 Excludes transaction and integration costs and inventory fair value adjustment Page 46

James Hardie Q4 FY19 Results

# FINANCIAL SUMMARY

| Three Months and Full Year Ended 31 March | | | | | | |
|---|---|---|---|---|---|---|
| US$ Millions | Q4'19 | Q4'18 | % Change | FY19 | FY18 | % Change |
| **Net Sales** | | | | | | |
| North America Fiber Cement | $ 422.0 | $ 410.1 | 3 | $ 1,676.9 | $ 1,578.1 | 6 |
| Asia Pacific Fiber Cement | 102.3 | 105.1 | (3) | 446.8 | 425.4 | 5 |
| Europe Building Products | 98.7 | 7.4 | | 368.3 | 36.3 | |
| Other Businesses | 1.8 | 3.3 | (45) | 14.6 | 14.7 | (1) |
| **Total Net Sales** | **$ 624.8** | **$ 525.9** | **19** | **$ 2,506.6** | **$ 2,054.5** | **22** |
| **EBIT** | | | | | | |
| North America Fiber Cement[1] | $ 95.1 | $ 103.4 | (8) | $ 387.9 | $ 381.9 | 2 |
| Asia Pacific Fiber Cement | 20.5 | 26.3 | (22) | 99.8 | 108.1 | (8) |
| Europe Building Products[2] | 7.1 | (0.3) | | 10.0 | 0.3 | |
| Other Businesses[1] | (0.9) | (2.8) | 68 | (6.8) | (8.6) | 21 |
| Research & Development | (7.1) | (7.3) | 3 | (29.0) | (27.8) | (4) |
| General Corporate[3] | (14.7) | (16.3) | 10 | (57.3) | (56.4) | (2) |
| **Adjusted EBIT** | **$ 100.0** | **$ 103.0** | **(3)** | **$ 404.6** | **$ 397.5** | **2** |
| Net interest expense[4] | $ (13.8) | $ (8.8) | (57) | $ (52.1) | $ (31.4) | (66) |
| Other income | - | 0.5 | | 0.1 | 0.7 | |
| Adjusted income tax expense | (12.4) | (13.6) | 9 | (52.1) | (75.5) | 31 |
| **Adjusted net operating profit** | **$ 73.8** | **$ 81.1** | **(9)** | **$ 300.5** | **$ 291.3** | **3** |

*[1] Excludes product line discontinuation expenses*
*[2] Includes Europe transaction and integration costs and inventory fair value adjustment*
*[3] Excludes Asbestos related expenses and adjustments, and acquisition costs incurred prior to the close of Fermacell*
*[4] Excludes AICF interest income*

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James Hardie Q4 FY19 Results NET POST-TAX UNFUNDED ASBESTOS LIABILITY A$ millions (except where stated) FY19 FY18 Central Estimate - Undiscounted and Uninflated$ 1,399.8 $ 1,442.9 Provision for claims handling costs of AICF 28.5 30.1 Cross claims and other 35.1 33.8 Net assets of AICF (78.2) (81.9) Effect of tax (528.0) (526.0) Net post-tax unfunded liability in A$ millions$ 857.2 $ 898.9 Exchange rate A$ to US$ 0.7096 0.7681 Net post-tax unfunded liability in US$ millions$ 608.4 $ 690.4 Page 48

James Hardie Q4 FY19 Results ASBESTOS CASH MOVEMENTS FOR FULL YEAR A$ millions AICF cash and investments - 31 March 2018$ 84.6 Contributions to AFFA by James Hardie 138.4 Insurance recoveries 6.6 Interest income, net 2.7 Claims paid (147.5) Operating costs (3.7) AICF cash and investments - 31 March 2019 $ 81.1 Page 49

James Hardie Q4 FY19 Results UPDATED ACTUARIAL ESTIMATE Page 50

James Hardie Q4 FY19 Results DEPRECIATION AND AMORTIZATION US$ Millions Three Months and Full Year Ended 31 March Q4’19 Q4’18 FY19 FY18 Depreciation and amortization North America Fiber Cement$ 21.7 $ 18.4 $ 80.2 $ 72.5 Asia Pacific Fiber Cement 3.0 3.2 12.8 12.6 Europe Building Products 4.5 - 18.7 0.1 Other Businesses 0.6 0.5 2.3 2.1 Research and Development 0.3 1.0 1.1 1.4 General Corporate 0.6 0.3 4.3 3.3 Total depreciation and amortization$ 30.7 $ 23.4 $ 119.4 $ 92.0 Page 51

James Hardie Q4 FY19 Results INCOME TAXES • How ETR is calculated under US GAAP changed in FY19 • Recorded a net deferred tax asset of US$1,160.3 million arising from all previous intragroup transfers, including an internal restructuring which took place in Q4 FY18 to align certain intangible assets with our US business • Effective 1 April 2018, amortization of these intangible assets reduces the deferred tax asset instead of reducing income tax expense • Economic (cash taxes paid) impact of tax expected to remain constant or improve • Future Adjusted ETR may be more volatile because of: • New US GAAP standards • Ongoing impacts of US Tax Reform Page 52

James Hardie Q4 FY19 Results NON-US GAAP FINANCIAL MEASURES AND TERMS This Management Presentation forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of this package, including the Management’s Analysis of Results, Media Release and Consolidated Financial Statements Definitions EBIT – Earnings before interest and taxes EBIT margin – EBIT margin is defined as EBIT as a percentage of net sales Sales Volumes mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness Non-financial Terms AFFA – Amended and Restated Final Funding Agreement AICF – Asbestos Injuries Compensation Fund Ltd Legacy New Zealand weathertightness claims ("New Zealand weathertightness") – Expenses arising from defending and resolving claims in New Zealand that allege poor building design, inadequate certification of plans, inadequate construction review and compliance certification and deficient work by sub-contractors New South Wales loan facility ("NSW Loan") – AICF has access to a secured loan facility made available by the New South Wales Government, which can be used by AICF to fund the payment of asbestos claims and certain operating and legal costs Page 53

James Hardie Q4 FY19 Results NON-US GAAP FINANCIAL MEASURES Financial Measures – US GAAP equivalents This document contains financial statement line item descriptions that are considered to be non-US GAAP, but are consistent with those used by Australian companies. Because the company prepares its Consolidated Financial Statements under US GAAP, the following table cross-references each non-US GAAP line item description, as used in Management’s Analysis of Results and Media Release, to the equivalent US GAAP financial statement line item description used in the company’s Consolidated Financial Statements: Management's Analysis of Results and Consolidated Statements of Operations Media Release and Other Comprehensive Income (Loss) (US GAAP) Net sales Net sales Cost of goods sold Cost of goods sold Gross profit Gross profit Selling, general and administrative expenses Selling, general and administrative expenses Research and development expenses Research and development expenses Asbestos adjustments Asbestos adjustments EBIT* Operating income (loss) Net interest income (expense)* Sum of interest expense and interest income Other income (expense) Other income (expense) Operating profit (loss) before income taxes* Income (loss) before income taxes Income tax (expense) benefit Income tax (expense) benefit Net operating profit (loss)* Net income (loss) *- Represents non-US GAAP descriptions used by Australian companies. Page 54

James Hardie Q4 FY19 Results NON-US GAAP FINANCIAL MEASURES Financial Measures – US GAAP equivalents Adjusted EBIT US$ Millions Three Months and Full Year Ended 31 March Q4'19 Q4'18 FY19 FY18 EBIT $ 22.7 $ (95.8) $ 351.6 $ 229.2 Asbestos: Asbestos adjustments 73.4 192.9 22.0 156.4 AICF SG&A expenses 0.4 0.6 1.5 1.9 Fermacell acquisition costs - 5.3 - 10.0 Product line discontinuation 3.5 - 29.5 - Adjusted EBIT $ 100.0 $ 103.0 $ 404.6 $ 397.5 Net sales 624.8 525.9 2,506.6 2,054.5 Adjusted EBIT margin 16.0% 19.6% 16.1% 19.3% Adjusted net operating profit US$ Millions Three Months and Full Year Ended 31 March Q4'19 Q4'18 FY19 FY18 Net operating profit $ 0.8 $ (57.6) $ 228.8 $ 146.1 Asbestos: Asbestos adjustments 73.4 192.9 22.0 156.4 AICF SG&A expenses 0.4 0.6 1.5 1.9 AICF interest income, net (0.5) (0.9) (2.0) (1.9) Loss on early debt extinguishment - - 1.0 26.1 Fermacell acquisition costs - 5.3 - 10.0 Product line discontinuation 3.5 - 29.5 - Tax adjustments 1 (3.8) (59.2) 19.7 (47.3) Adjusted net operating profit $ 73.8 $ 81.1 $ 300.5 $ 291.3 1 Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, product line discontinuation, loss on early debt extinguishment, and other tax adjustments Page 55

James Hardie Q4 FY19 Results NON-US GAAP FINANCIAL MEASURES North America Fiber Cement Segment Adjusted EBIT excluding product line discontinuation Three Months and Full Year Ended US$ Millions 31 March Q4'19 FY19 EBIT $ 95.1 $ 382.5 Product line discontinuation - 5.4 North America Fiber Cement Segment Adjusted EBIT excluding product line discontinuation $ 95.1 $ 387.9 North America Fiber Cement Segment net sales 422.0 1,676.9 North America Fiber Cement Segment Adjusted EBIT margin excluding product line discontinuation 22.5% 23.1% Europe Building Products Segment Adjusted EBIT excluding costs associated with the acquisition Three Months and Full Year Ended US$ Millions 31 March Q4'19 FY19 EBIT $ 7.1 $ 10.0 Inventory fair value adjustment - 7.3 Transaction costs - 7.2 Integration costs 4.1 14.6 Europe Building Products Segment Adjusted EBIT excluding costs associated with the acquisition $ 11.2 $ 39.1 Europe Building Products Segment net sales 98.7 368.3 Europe Building Products Segment Adjusted EBIT margin excluding costs associated with the acquisition 11.3% 10.6% Page 56

James Hardie Q4 FY19 Results

# NON-US GAAP FINANCIAL MEASURES

## Adjusted diluted earnings per share

| Three Months and Full Year Ended 31 March | Q4'19 | Q4'18 | FY19 | FY18 |
|---|---|---|---|---|
| **Adjusted net operating profit (US$ Millions)** | $ 73.8 | $ 81.1 | $ 300.5 | $ 291.3 |
| Weighted average common shares outstanding - Diluted (millions) | 443.4 | 443.0 | 443.0 | 442.3 |
| **Adjusted diluted earnings per share (US cents)** | 17 | 18 | 68 | 66 |

## Adjusted effective tax rate

| US$ Millions<br>Three Months and Full Year Ended 31 March | Q4'19 | Q4'18 | FY19 | FY18 |
|---|---|---|---|---|
| **Operating profit before income taxes** | $ 9.4 | $ (103.2) | $ 300.6 | $ 174.3 |
| Asbestos: | | | | |
| Asbestos adjustments | 73.4 | 192.9 | 22.0 | 156.4 |
| AICF SG&A expenses | 0.4 | 0.6 | 1.5 | 1.9 |
| AICF interest income, net | (0.5) | (0.9) | (2.0) | (1.9) |
| Fermacell acquisition costs | - | 5.3 | - | 10.0 |
| Product line discontinuation | 3.5 | - | 29.5 | - |
| Loss on early debt extinguishment | - | - | 1.0 | 26.1 |
| **Adjusted operating profit before income taxes** | $ 86.2 | $ 94.7 | $ 352.6 | $ 366.8 |
| Income tax expense | (8.6) | 45.6 | (71.8) | (28.2) |
| Tax adjustments[1] | (3.8) | (59.2) | 19.7 | (47.3) |
| **Adjusted income tax expense** | $ (12.4) | $ (13.6) | $ (52.1) | $ (75.5) |
| Effective tax rate | 91.5% | 44.2% | 23.9% | 16.2% |
| **Adjusted effective tax rate** | 14.4% | 14.4% | 14.8% | 20.6% |

[1] *Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, product line discontinuation, loss on early debt extinguishment, and other tax adjustments*

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James Hardie Q4 FY19 Results NON-US GAAP FINANCIAL MEASURES Adjusted EBITDA excluding Asbestos US$ Millions Three Months and Full Year Ended 31 March Q4'19 Q4'18 FY19 FY18 EBIT $ 22.7 $ (95.8) $ 351.6 $ 229.2 Depreciation and amortization 30.7 23.4 119.4 92.0 Adjusted EBITDA $ 53.4 $ (72.4) $ 471.0 $ 321.2 Asbestos: Asbestos adjustments 73.4 192.9 22.0 156.4 AICF SG&A expenses 0.4 0.6 1.5 1.9 Adjusted EBITDA excluding Asbestos $ 127.2 $ 121.1 $ 494.5 $ 479.5 Adjusted selling, general and administrative expenses ("Adjusted SG&A") US$ Millions Three Months and Full Year Ended 31 March Q4'19 Q4'18 FY19 FY18 SG&A expenses $ 102.3 $ 85.1 $ 403.6 $ 311.3 Excluding: AICF SG&A expenses (0.4) (0.6) (1.5) (1.9) Fermacell acquisition costs - (5.3) - (10.0) Product line discontinuation (0.7) - (2.1) - Adjusted SG&A expenses $ 101.2 $ 79.2 $ 400.0 $ 299.4 Net sales 624.8 525.9 2,506.6 2,054.5 SG&A expenses as a percentage of net sales 16.4% 16.2% 16.1% 15.2% Adjusted SG&A expenses as a percentage of net 16.2% 15.1% 16.0% 14.6% sales Page 58

James Hardie Q4 FY19 Results NON-US GAAP FINANCIAL MEASURES Adjusted Return on Capital Employed ("Adjusted ROCE") US$ Millions Full Year Ended 31 March 1 FY19 FY18 Numerator Adjusted EBIT $ 404.6 $ 397.5 Denominator Gross capital employed (GCE) 1,492.7 1,272.0 Adjustment to GCE (77.4) (24.3) Adjusted gross capital employed $ 1,415.3 $ 1,247.7 Adjusted Return on Capital Employed 28.6% 31.9% Page 59

Q4 FY19 MANAGEMENT PRESENTATION 21 May 2019